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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                                                      SEC File Number: 000-28324
                                                         CUSIP Number: 09066Y107

                           NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K      [ ] Form 20-F    [ ] Form 11-K   [X] Form 10-Q
              [ ] Form N-SAR


     For Period Ended: September 30, 2002

[ ] Transition Report on Form 10-K        [ ]   Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F        [ ]   Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

     For the Transition Period Ended:
                                     ------------------------------------------

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  BioTransplant Incorporated
Former name if applicable:  Not applicable.
Address of principal executive office (Street and number): Building 75, Third
                                                           Avenue

City, state and zip code: Charlestown Navy Yard, Charlestown, Massachusetts
                          02129

                                     PART II
                             RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons described in reasonable detail in Part III of this
     |         form could not be eliminated without unreasonable effort or
     |         expense;
     |
     |    (b)  The subject annual report, semi-annual report, transition report
[X]  |         on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof,
     |         will be filed on or before the fifteenth calendar day following
     |         the prescribed due date; or the subject quarterly report or
     |         transition  report on Form 10-Q, or portion thereof will be
     |         filed on or before the fifth calendar day following the
     |         prescribed due date; and
     |
     |    (c)  The accountant's statement or other exhibit required by
     |         Rule 12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant was unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 within the prescribed time period because, due to recent executive - level and other personnel changes within the Registrant and a material change to a corporate partnering relationship during the week preceding November 14, 2002, certain information and data relating to and necessary for the completion of the Registrant's financial statements and the analysis of its financial condition, results of operations, liquidity and capital resources could not be obtained by the Registrant within such time period without unreasonable effort or expense. The Registrant anticipates filing the Form 10-Q no later than the fifth calendar day following the prescribed date.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification: Donald B. Hawthorne, President, Chief Executive Officer and Chief Financial Officer, (617) 241-5200.

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                              [X] Yes      [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                              [ ] Yes      [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                           BioTransplant Incorporated
                  ---------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Dated:  November 15, 2002                By:    /s/ DONALD B. HAWTHORNE
                                            -----------------------------------
                                         Name:  Donald B. Hawthorne
                                         Title: President, Chief Executive
                                                Officer and Chief Financial
                                                Officer



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